Talon Capital Corp.

440 Louisiana Street, Suite 1050

Houston, Texas 77002

September 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Mary Beth Breslin

RE:	Talon Capital Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333- 289674) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on September 8, 2025, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Talon Capital Corp.

By:	/s/ Charles Leykum
	Name:	Charles Leykum
	Title:	Chief Executive Officer